UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                         WorldPort Communications, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  98155 J 10 5
                                 (CUSIP Number)


                             Michael E. Heisley, Sr.
                            The Heico Companies, LLC
                         5600 Three First National Plaza
                             Chicago, Illinois 60602
                                  312-419-8220
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 31, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5
---------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Michael E. Heisley, Sr.
---------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) /X/
---------------------------------------------------------------------------
3        SEC Use Only


---------------------------------------------------------------------------
4        Source of Funds (See Instruction)
         BK
---------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
---------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States
---------------------------------------------------------------------------
                            7       Sole Voting Power
Number of Shares                    15,685,166
  Beneficially             _____________________________________________________
   Owned by                 8       Shared Voting Power
     Each                           -0-
   Reporting               _____________________________________________________
    Person                  9       Sole Dispositive Power
     With                           15,685,166
                            ----------------------------------------------------
                           10       Shared Dispositive Power
                                    -0-
---------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         15,685,166
---------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
---------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         46.9%
---------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
---------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5
---------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         The Heisley Companies, LLC
---------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) /X/
---------------------------------------------------------------------------
3        SEC Use Only


---------------------------------------------------------------------------
4        Source of Funds (See Instruction)
         BK
---------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
---------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware
---------------------------------------------------------------------------
                            7       Sole Voting Power
Number of Shares                    15,685,166
  Beneficially             _____________________________________________________
   Owned by                 8       Shared Voting Power
     Each                           -0-
   Reporting               _____________________________________________________
    Person                  9       Sole Dispositive Power
     With                           15,685,166
                           -----------------------------------------------------
                           10       Shared Dispositive Power
                                    -0-
---------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         15,685,166
---------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
---------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         46.9%
---------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO (limited liability company)
---------------------------------------------------------------------------

                                 Schedule 13D of
                             Michael E. Heisley, Sr.
                          and The Heico Companies, LLC
          with respect to the Common Stock, par value $0.0001 per share of WorldPort Communications, Inc.


ITEM 1. SECURITY AND ISSUER.

                  Common Stock, par value $0.0001 per share ("WorldPort Common Stock")

                  WorldPort Communications, Inc. ("WorldPort")
                  1825 Barrett Lakes Blvd.
                  Kennesaw, Georgia 30144

ITEM 2.  IDENTITY AND BACKGROUND.

                  This  Schedule  13D  is  filed  by  Michael  E.  Heisley,  Sr.
("Heisley") and The Heico Companies, LLC ("Heico"). Information regarding the address and principal occupation of Heisley and Heico follows. In addition, such information is presented for each of the other managers and executive officers of Heico (each, a "Heico Reporting Person"). Heisley is the sole person who controls Heico. Heisley and each Heico Reporting Person are citizens of the United States. Heico is a Delaware limited liability company.

Name and Address                             Title and Principal Occupation
----------------                             ------------------------------

Michael E. Heisley, Sr.                      Manager and President of Heico
The Heico Companies, LLC
5600 Three First National Plaza
Chicago, Illinois 60602


The Heico Companies,  LLC                    Holding company controlling a
5600 Three First National Plaza              diversified portfolio of
Chicago, Illinois 60602                      manufacturing and distribution
                                             companies

Stanley H. Meadows                           General Counsel and Assistant
5600 Three First National Plaza              Secretary of Heico and partner at
Chicago, Illinois 60602                      McDermott, Will & Emery


Larry W. Gies                                Executive Vice President, Chief
                                             Financial Officer and Secretary
                                             of Heico


Richard O. Dentner                           Executive Vice President of Heico



                  During the past five years, none of Heisley, Heico or any Heico Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such individual or entity was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

                  On December 31, 1998, Heico (and Heisley, indirectly through Heico) acquired securities convertible into 2,307,780 shares of WorldPort Common Stock. The $7,500,000 purchase price for such securities was obtained by Heico under its existing credit facilities, which are provided by a group of banks for which Bank of America serves as agent. On December 31, 1998, Heico also (i) committed to acquire securities convertible into 10,000,354 shares of WorldPort Common Stock for an aggregate purchase price of $32,500,000 and (ii) received an option to acquire securities convertible into 3,077,033 shares of WorldPort
Common Stock for an aggregate purchase price of $10,000,000. Heico intends to fund such purchases with funds obtained through its existing credit facilities.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Heico acquired the securities described in Item 2 above for investment purposes and in order to provide WorldPort with the financing necessary to satisfy certain obligations. As described in Item 2, in addition to acquiring securities convertible into 2,307,780 shares of WorldPort Common Stock, Heico has committed to acquire securities convertible into an additional 10,000,354 shares of WorldPort Common Stock and may, at its option acquire additional securities convertible into an additional 3,077,033 shares of WorldPort Common Stock.

                  In connection with the transactions described in the preceding paragraph, Heico and WorldPort entered into an agreement (the "Stock Purchase Agreement"), pursuant to which WorldPort took all necessary actions to increase the size of its Board of Directors to eight members and to appoint four individuals designated by Heico to serve as directors. WorldPort has also agreed to cause Heico's designees to comprise at least one-half of the boards of directors of each of its subsidiaries. In addition, WorldPort amended its Bylaws to provide that at least one of Heico's designees must approve any proposed action in order for such to be properly approved by the Board of Directors.

                  In addition to the Stock Purchase Agreement, Heico, WorldPort and certain stockholders of WorldPort entered into a Shareholder Agreement pursuant to which those stockholders (i) agreed to not to vote certain of their shares of capital stock of WorldPort in favor of certain financing proposals or other items without Heico's consent and (ii) granted to Heico a proxy with respect to such capital stock for Heico's use in limited matters. Pursuant to the Shareholder Agreement, Heico and the stockholders have also agreed to certain restrictions on the transfer of certain of their shares of WorldPort capital stock.

                  Neither Heisley nor Heico presently has any definitive plans or proposals regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving WorldPort or its subsidiaries or a sale or transfer of a material amount of assets of WorldPort or any of its subsidiaries.

                  Heisley and Heico reserve the right to acquire additional shares of WorldPort Common Stock, to dispose of shares of WorldPort Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding WorldPort.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  In addition to the securities described in Item 2 above, Heico (and Heisley, indirectly through his control of Heico) also owns 300,000 shares of WorldPort Common Stock. Set forth below is a description of the WorldPort Common Stock beneficially owned by Heisley, Heico and each Heico Reporting Person.

                                                          Shares of WorldPort Common Stock Beneficially Owned
                                  --------------------------------------------------------------------------------------------------
Name                               Sole Voting Power      Shared Voting Power      Sole Dispositive Power   Shared Dispositive Power
----                               -----------------      -------------------      ----------------------   ------------------------

Michael E. Heisley, Sr.                2,607,780                  -0-                     2,307,780                    -0-
                                     10,000,354(1)                                      10,000,354(1)
                                     3,077,033 (2)                                      3,077,033 (2)


The Heico Companies, LLC               2,307,780                  -0-                     2,307,780                    -0-
                                     10,000,354(1)                                      10,000,354(1)
                                     3,077,033 (2)                                      3,077,033 (2)


Stanley H. Meadows                       64,854                   -0-                      64,854                      -0-


Larry W. Gies                             -0-                     -0-                        -0-                       -0-


Richard O. Dentner                        -0-                     -0-                        -0-                       -0-


(1) Represents shares which Heico has committed to acquire upon satisfaction of regulatory requirements and certain other customary conditions. Such acquisition is expected to occur prior to the end of January 1999.
(2) Represents shares which Heico has an option to acquire.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                  As described in Item 4 above, in connection with Heico's purchase of securities, on December 31, 1998, Heico, WorldPort and Paul A. Moore, Phillip S. Magiera, Theodore H. Swindells and Maroon Bells Capital Partners, Inc. (the "Stockholders") entered into a Shareholder Agreement pursuant to which the Stockholders (i) agreed to not to vote certain of their shares of capital stock of WorldPort in favor of certain financing proposals or other items without Heico's consent and (ii) granted to Heico a proxy with respect to such capital stock for Heico's use in limited matters. Pursuant to the Shareholder Agreement, Heico and the Stockholders have also agreed to certain restrictions on the transfer of certain of their shares of WorldPort capital stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint  filing  statement.

         2.       Series  C  Preferred    Stock   Purchase    Agreement,   dated
December 31, 1998, by and between The Heico Companies, LLC and WorldPort Communications, Inc.

         3. Shareholder Agreement, dated December 31, 1998, by and among The Heico Companies, LLC, WorldPort Communications, Inc., Paul A. Moore, Phillip
S. Magiera, Theodore H. Swindells and Maroon Bells Capital Partners, Inc.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 1999

                                  /s/ Michael E. Heisley, Sr.
                                  ---------------------------
                                  Michael E. Heisley, Sr.


                                  The Heico Companies, LLC


                                  By:  /s/ Michael E. Heisley, Sr.
                                       ---------------------------
                                           Michael E. Heisley, Sr.
                                           Manager and President